UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Announcement of Third Quarter 2026 Results

On November 3, 2026 Singapore time, Grab Holdings Limited (“Grab”) announced its financial results for the third quarter ended September 30, 2026. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Reports Third Quarter 2026 Results, Raises Full-Year Guidance

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	_/s/ Peter Oey_________________
Date: November 3, 2026		Name: Peter Oey
Title: Chief Financial Officer